Kernel Group Holdings, Inc.
2 Rousseau Street
San Francisco, California 94112

January 29, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kernel Group Holdings, Inc.
Registration Statement on Form S-1
File No. 333-252105

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kernel Group Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on February 2, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Peter S. Seligson, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4756, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Mark Gross
Mark Gross
Chief Executive Officer